Exhibit 99.8

LETTER OF CONSENT

I, Michael E. T. Humphries, P. Eng., consent to the use of extracts from, or a summary of, the technical report titled “National Instrument 43-101 Technical Report, Constancia Project, Province of Chumbivilcas, Department of Cusco, Peru” dated effective October 15, 2012 (the “Technical Report”) in HudBay Minerals Inc.’s Annual Information Form dated March 27, 2013 (the “AIF”).

I also certify that I have read the AIF and that it fairly and accurately represents the information in the Technical Report that I am responsible for.

Yours very truly,

/s/ Michael E. T. Humphries
Per:	Michael E. T. Humphries, P. Eng.

Dated: March 27, 2013.